SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
            1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                              (Amendment No. ____)*

                                SFB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78412C 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 5, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 5 pages

CUSIP No. 78412C 10 1             Schedule 13G                 Page 2 of 5 Pages
          -----------             ------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person (entities only):

                                Peter W. Hampton
                                ----------------

2.       Check the appropriate box if a member of a group*

                  N/A                                                (a)  |_|
                                                                     (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization: United States Citizen
                                               ---------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                            38,128
                                                     --------

6.       Shared Voting Power:                          20,158
                                                     --------

7.       Sole Dispositive Power:                       38,128
                                                     --------

8.       Shared Dispositive Power:                     20,158
                                                     --------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         58,286
         ------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*  |_|

11.      Percent of Class Represented by Amount in Row 9: 9.7%
                                                          ----

12.      Type of Reporting Person*: IN
                                    --


                                * SEE INSTRUCTION

CUSIP No. 78412C 10 1                                          Page 3 of 5 Pages
          -----------

Item 1(a)         Name of Issuer: SFB Bancorp, Inc.
                  --------------  -----------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                               632 East Elk Avenue
                               Elizabethton, Tennessee 37643
                               -----------------------------

Item 2(a)         Name of Person Filing: Peter W. Hampton
                  ---------------------  ----------------

Item 2(b)         Address of Person Filing:
                  -------------------------

                               632 East Elk Avenue
                               Elizabethton, Tennessee 37643
                               -----------------------------

Item 2(c)         Citizenship: United States
                  -----------  -------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------

Item 2(e)         CUSIP Number:     78412C 10 1
                  ------------      -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(a)-(j) - Not Applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

Item 4(a)         Amount Beneficially Owned:  58,286
                  -------------------------   ------

Item 4(b)         Percent of Class:  9.7%
                  ----------------   ----

Item 4(c) Number of shares as to which such person has:

                  (i)       sole power to vote or to direct the vote    38,128*
                                                                        --------
                  (ii)      shared power to vote or to direct the
                            vote                                        20,158**
                                                                        --------
                  (iii)     sole power to dispose or to direct the
                            disposition of                              38,128*
                                                                        --------
                  (iv)      shared power to dispose or to direct the
                            disposition of                              20,158**
                                                                        --------

          * The number of shares includes 12,866 shares that Mr. Hampton may acquire through the exercise of stock options within 60 days, for which Mr. Hampton does not presently have the power to vote. The number of shares excludes 3,684 shares awarded under the restricted stock plan of the Issurer's subsidiary which are not vested and may not be voted by Mr. Hampton.

         ** The number of shares includes 5,538 shares held in the employee stock ownership plan of the Issuer's subsidiary which have been allocated to Mr. Hampton's account and 14,620 shares held in the 401(k) Plan of the Issuer's subsidiary which Mr. Hampton may direct the trustee to vote.

CUSIP No. 78412C 10 1                                          Page 4 of 5 Pages
          -----------

Item 5   Ownership of Five Percent or Less of Class:
         ------------------------------------------

                                 Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

                                 Not applicable

Item 7   Identification  and  Classification  of the Subsidiary Which
         -------------------------------------------------------------
         Acquired the Security Being Reported on by the Parent Holding
         -------------------------------------------------------------
         Company.
         --------

                                 Not applicable

Item 8   Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                                 Not applicable

Item 9   Notice of Dissolution of Group.
         ------------------------------

                                 Not applicable

Item 10  Certification.
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78412C 10 1                                          Page 5 of 5 Pages
          -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 12, 2001                     /s/ Peter W. Hampton
                                            ------------------------------------
                                            Peter W. Hampton